    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2002
                                                  REGISTRATION NO. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                         WESTPORT RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                          NEVADA                                                    13-3869719
       (State or other jurisdiction of incorporation                 (I.R.S. Employer Identification Number)
                     or organization)

                            1670 BROADWAY, SUITE 2800
                           DENVER, COLORADO 80202-4800
                                 (303) 573-5404
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                     HOWARD L. BOIGON                                            With a copy to:
       VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY                         MICHAEL E. DILLARD, P.C.
                 1670 BROADWAY, SUITE 2800                              AKIN GUMP STRAUSS HAUER & FELD LLP
                DENVER, COLORADO 80202-4800                              1700 PACIFIC AVENUE, SUITE 4100
                      (303) 573-5404                                         DALLAS, TEXAS 75201-4675
 (Name, address, including zip code, and telephone number,                        (214) 969-2800
        including area code, of agent for service)


     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]___________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
                                             AMOUNT TO BE       AGGREGATE PRICE    AGGREGATE OFFERING   REGISTRATION
    TITLE OF SHARES TO BE REGISTERED        REGISTERED (1)         PER UNIT               PRICE              FEE
----------------------------------------- ------------------- -------------------- -------------------- --------------
Common Stock, $0.01 par value                 3,125,000           $21.12 (2)         $66,000,000 (2)       $6,072
======================================================================================================================


(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also relates to such additional shares as may be issuable as a result of certain adjustments, including, without limitation, stock dividends, stock splits and distributions of options, warrants and convertible securities.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low reported sales prices on the New York Stock Exchange on December 26, 2002.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                 SUBJECT TO COMPLETION, DATED DECEMBER 31, 2002


PROSPECTUS



                                 [WESTPORT LOGO]

                         WESTPORT RESOURCES CORPORATION
                            1670 BROADWAY, SUITE 2800
                           DENVER, COLORADO 80202-4800
                                 (303) 573-5404

                        3,125,000 SHARES OF COMMON STOCK

         This prospectus relates to the public offer and sale of up to 3,125,000 shares of our common stock from time to time by the selling stockholders named herein. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

         Our common stock is listed on the New York Stock Exchange under the symbol "WRC." On December 17, 2002, the last sale price of our common stock as reported on the New York Stock Exchange was $20.73 per share.

                              --------------------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER AS WELL AS THE RISK FACTORS BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is ________________, 2003.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

Special Note Regarding Forward Looking Statements................................................................ii
About This Prospectus............................................................................................ii
Risk Factors......................................................................................................1
Business.........................................................................................................12
Use of Proceeds..................................................................................................14
Description Of Capital Stock.....................................................................................15
Selling Stockholders.............................................................................................19
Plan of Distribution.............................................................................................20
Legal Matters....................................................................................................21
Independent Public Accountants...................................................................................21
Independent Petroleum Engineers..................................................................................21
Where You Can Find More Information..............................................................................22
Glossary of Oil and Natural Gas Terms............................................................................23

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to the acquisition, which closed on December 17, 2002 and referred to as the Acquisition, from El Paso Corporation and certain of its affiliated entities, collectively referred to as El Paso, of certain natural gas properties and midstream gathering and compression assets located in Utah, also referred to as the Acquired Properties, and the financial condition, results of operations, plans, objectives, future performance and business of Westport Resources Corporation and its subsidiaries. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements and include, among other things, statements relating to:

         o        amount, nature and timing of capital expenditures;

         o        drilling of wells;

         o        reserve estimates;

         o        timing and amount of future production of oil and natural gas;

         o        operating costs and other expenses;

         o        cash flow and anticipated liquidity;

         o estimates of proved reserves, exploitation potential or exploration prospect size; and

         o        marketing of oil and natural gas.

         These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf registration" process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 3,125,000 shares of our common stock described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

         You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

         Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to "Westport," the "Company," "us," "our," or "we," are to Westport Resources Corporation and its consolidated subsidiaries. Throughout this prospectus, we refer to the private equity offering, the public equity offering and the debt offering as the Offerings and together with the Acquisition and the initial borrowings under our replacement credit facility as the Transactions. Each of the Transactions are discussed in the "Business--Recent Developments" section of this prospectus. Unless otherwise indicated, the operating results and reserve information presented in this prospectus are those of Westport Resources Corporation, adjusted to reflect the pro forma effect of the Acquisition. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page 23.

                                  RISK FACTORS

         An investment in our common stock involves certain risks. You should consider carefully these risks together with all of the other information included in this prospectus and the accompanying prospectus and the documents to which we have referred you before deciding whether this investment is suitable for you.

RISKS RELATED TO OUR BUSINESS

OIL AND NATURAL GAS PRICES FLUCTUATE WIDELY, AND LOW PRICES COULD HARM OUR BUSINESS.

         Our results of operations are highly dependent upon the prices of oil and natural gas. Historically, oil and natural gas prices have been volatile and are likely to continue to be volatile in the future. For example, our average realized sales prices for oil and natural gas for the nine months ended September 30, 2001 were $24.12/bbl and $4.31/Mcf, respectively, with production totaling 56 Bcfe and combined oil and natural gas sales of $234 million during this period, without giving effect to the Transactions. Our average realized sales prices for oil and natural gas for the nine months ended September 30, 2002, were $22.92/bbl and $2.68/Mcf, with production increasing to 95.3 Bcfe and combined oil and natural gas sales increasing to $295.4 million during this period, without giving effect to the Transactions. The prices upon which we calculated our present value of estimated future net revenues as of September 30, 2002 may not be indicative of the prices that we can actually receive for our production. Such prices may be substantially less. The prices received for oil and natural gas production depend upon numerous factors including, among others:

         o        consumer demand;

         o        governmental regulations and taxes;

         o        the price and availability of alternative fuels;

         o        geopolitical developments;

         o commodity processing, gathering and transportation availability;

         o        the level of foreign imports of oil and natural gas; and

         o        the overall economic environment.

All of these factors are beyond our control. Any significant decrease in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves that are commercially recoverable. If the oil and natural gas industry experiences significant future price decreases or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures.

WE WILL REQUIRE SUBSTANTIAL CAPITAL TO FUND OUR OPERATIONS.

         We expect for the foreseeable future to make substantial capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we have paid for these expenditures primarily with cash from operating activities and with proceeds from debt and equity financings. If revenues decrease as a result of lower oil and natural gas prices or for any other reason, we may not have the funds available to replace our reserves or to maintain production at current levels, which would result in a decrease in production over time.

OUR FORMER INDEPENDENT PUBLIC ACCOUNTANT, ARTHUR ANDERSEN LLP, HAS BEEN FOUND GUILTY OF A FEDERAL OBSTRUCTION OF JUSTICE CHARGE, AND YOU MAY BE UNABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST IT IN ANY LEGAL ACTION.

         Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal periods through December 31, 2001, including issuing an audit report to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a Federal obstruction of justice charge arising from the Federal Government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

         We are therefore unable to obtain Arthur Andersen LLP's consent to incorporate by reference its report included in our Annual Report on Form 10-K for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits us to dispense with the requirement to file their consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited consolidated financial statements that are incorporated by reference in this prospectus or any other filing we may make with the SEC, including, with respect to any offering registered under the Securities Act, any claim under Section 11 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under Federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements.

         In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

OUR LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND OUR ABILITY TO MAKE PAYMENTS ON OUR LONG-TERM DEBT.

         As of September 30, 2002, after giving pro forma effect to the Transactions and the application of the net proceeds from the Offerings and the borrowings under our replacement credit facility we would have had total debt of $792 million and stockholders' equity of $1,156 million.

         Our level of debt could have important consequences to our business, including the following:

         o it may be more difficult for us to satisfy our debt repayment obligations;

         o we may have difficulties borrowing money in the future for acquisitions, to meet our operating expenses or other purposes;

         o the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

         o we will need to use a portion of the money we earn to pay principal and interest on our debt which will reduce the amount of money we have to finance our operations and other business activities;

         o we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

         o we may be more vulnerable to economic downturns and adverse developments in our industry; and

         o our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

         Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and/or interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our debt instruments could result in an event of default under such instruments, which could adversely affect our business, financial condition and results of operations.

WE MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. ADDITIONAL DEBT COULD EXACERBATE THE RISKS DESCRIBED ABOVE.

         Together with our subsidiaries, we may be able to incur substantially more debt in the future. Although the agreements governing the terms of our debt impose restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. As of December 17, 2002, after giving effect to the Transactions and the application of the net proceeds from the Offerings and the borrowings under our replacement credit facility, we had approximately $365 million of additional borrowing capacity under the replacement credit facility, subject to specific requirements, including compliance with financial covenants. To the extent new debt is added o our current debt levels, the risks described above could substantially increase.

ANY FAILURE TO MEET OUR DEBT OBLIGATIONS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

INDIAN TRIBES HAVE PREVIOUSLY CHALLENGED THE VALIDITY OF SOME OF THE PROPERTY INTERESTS COVERED BY OIL AND NATURAL GAS LEASES IN THE AREA IN WHICH THE ACQUIRED PROPERTIES ARE LOCATED.

         Substantially all of the oil and natural gas leases we acquired in the Acquisition cover interests located within the Uintah and Ouray Indian Reservation, in an area originally known as the Umcompahgre Reservation. These leases were granted by the State of Utah, the United States (through the Bureau of Land Management) or holders of patents from the United States. The Ute Indian Tribe has previously asserted various claims against the State of Utah and the United States regarding the existence, diminishment and/or abrogation of the Reservation's boundaries and the extent of tribal jurisdiction over these lands. These lawsuits raised questions as to whether the Ute Tribe could invalidate through litigation fee patents issued by the United States, the State of Utah's ownership of such lands or the United States' ownership of minerals subject to the acquired leases. We believe these issues were conclusively settled as a result of the Ute Indian Tribe litigation and have no reason to expect that similar claims will be or could be asserted in the future. We cannot be certain, however, that additional claims will not be asserted or, if asserted, that such claims would not be successful. If claims of this nature were successfully asserted we might not be able to continue to produce hydrocarbons from or develop and exploit these assets, which could adversely affect our business and profitability.

THE GEOGRAPHIC CONCENTRATION OF THE ACQUIRED PROPERTIES IN UTAH SUBJECTS US TO INCREASED RISK OF REDUCTION IN REVENUES OR CURTAILMENT OF PRODUCTION FROM CERTAIN NEGATIVE CONDITIONS.

         All of the Acquired Properties are located in Uintah County, Utah. Conditions such as severe weather, delays or decreases in production, the availability of equipment, facilities or services or the availability of capacity to transport production could subject us to increased risk of loss of revenues and have a greater impact on our results of operations since most or all of the Acquired Properties could be affected by the same event.

WE MAY NOT REALIZE THE ANTICIPATED BENEFITS FROM THE ACQUISITION.

         Our estimates regarding the expenses and liabilities or the increase in our resources and production resulting from the Acquisition may prove to be incorrect or we may not be successful in integrating the Acquired Properties into our existing business, all of which could have a material adverse effect on our financial condition and results of operations.

WE MAY NOT BE ABLE TO CONSUMMATE FUTURE ACQUISITIONS OR SUCCESSFULLY INTEGRATE ACQUISITIONS INTO OUR BUSINESS.

         Our business strategy includes growing our reserve base through acquisitions. We may not continue to be successful in identifying or consummating future acquisitions or integrating acquired businesses successfully into our existing business, or in anticipating the expenses or liabilities we will incur in doing so. Such failures may have a material adverse effect on future growth or results of operations.

         We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

         Acquisitions may involve a number of special risks, including:

         o unexpected losses of key employees, customers and suppliers of the acquired business;

         o conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

         o increasing the scope, geographic diversity and complexity of our operations.

         Possible future acquisitions could result in our incurring additional debt, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

REPERCUSSIONS FROM TERRORIST ACTIVITIES OR ARMED CONFLICT COULD HARM OUR
BUSINESS.

         Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If events of this nature occur and persist, the attendant political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on prevailing oil and natural gas prices and causing a reduction in our revenues. Natural gas and oil production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged by such an attack. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain if available at all.

OUR COMMODITY PRICE AND BASIS DIFFERENTIAL RISK MANAGEMENT ARRANGEMENTS MAY LIMIT OUR POTENTIAL GAINS.

         Commodity prices and basis differentials significantly affect our financial condition, results of operations, cash flows and ability to borrow funds. Oil and natural gas prices, as well as basis differentials, are affected by several factors that we cannot control. We attempt to manage our exposure to oil and natural gas price volatility by entering into commodity price risk management arrangements for a portion of our expected production. In addition, we attempt to manage our exposure to basis differentials between delivery points by entering into basis swaps. In connection with the Acquisition, we intend to continue entering into hedging arrangements relating to the production from the Acquired Properties to help us manage our exposure. While intended to reduce the effects of volatile oil and natural gas prices and basis differentials, commodity price and basis differential risk management transactions may limit our potential gains if oil and natural gas prices were to rise substantially or basis differentials were to fall substantially, versus the price or basis differential established by the arrangements. These transactions also expose us to credit risk of non-performance by the counterparties to the transaction. In addition, our commodity price and basis differential risk management transactions may limit our ability to borrow under our replacement credit facility and may expose us to the risk of financial loss in certain circumstances, including instances in which:

         o        our production is less than expected;

         o there is a widening of price differentials between delivery points for our production and the delivery point assumed in non-basis hedge arrangements;

         o basis differentials tighten substantially from the prices established by these arrangements; or

         o the counterparties to our contracts fail to perform under terms of the contracts.

EXPLORATION IS A HIGH-RISK ACTIVITY. THE SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE ARE EXPENSIVE AND CANNOT ELIMINATE EXPLORATION RISKS.

         Our oil and natural gas operations are subject to the economic risks typically associated with drilling exploratory wells. In conducting exploration activities, we may drill unsuccessful wells and experience losses and, if oil and natural gas are discovered, there is no assurance that such oil and natural gas can be economically produced or satisfactorily marketed. There can be no assurance that new wells we drill will be productive or that we will recover all or any portion of our investment. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration activities to be unsuccessful, resulting in a total loss of our investment in such activities. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which may be beyond our control, including unexpected drilling conditions, title problems, weather conditions, compliance with environmental and other governmental requirements and shortages or delays in the delivery of equipment and services.

         We rely to a significant extent on seismic data and other advanced technologies in conducting our exploration activities. Even when used and properly interpreted, seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. Such data are not conclusive in determining if hydrocarbons are present or economically producible. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these expenditures.

FAILURE TO REPLACE RESERVES MAY NEGATIVELY AFFECT OUR BUSINESS.

         Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economical basis. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN. ANY MATERIAL INACCURACIES IN OUR RESERVE ESTIMATES OR ASSUMPTIONS UNDERLYING OUR RESERVE ESTIMATES, SUCH AS THE DISCOUNT RATE USED, COULD CAUSE THE QUANTITIES AND NET PRESENT VALUE OF OUR RESERVES TO BE OVERSTATED.

         There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control, that could cause the quantities and net present value of our reserves to be overstated. The reserve information set forth in, or incorporated by reference into, this prospectus is based on estimates that we prepared. Estimates prepared by others might differ materially from our estimates. Reserve engineering is not an exact science. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, any of which may cause these estimates to vary considerably from actual results, such as:

         o historical production from the area compared with production from other producing areas;

         o        assumed effects of regulation by governmental agencies;

         o        assumptions concerning future oil and natural gas prices;

         o        assumptions regarding future operating costs;

         o        estimates of future severance and excise taxes;

         o        assumptions regarding capital expenditures; and

         o        estimates regarding workover and remedial costs.

         Estimates of reserves based on risk of recovery and estimates of expected future net cash flows prepared or audited by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and the variance may be material. The net present values referred to in this prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. In accordance with requirements of the SEC, the estimated discounted net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower.

COMPETITION IN OUR INDUSTRY IS INTENSE, AND MANY OF OUR COMPETITORS HAVE GREATER FINANCIAL, TECHNOLOGICAL AND OTHER RESOURCES THAN WE HAVE.

         We operate in the highly competitive areas of oil and natural gas exploitation, exploration and acquisition. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from major and independent oil and natural gas companies in each of the following areas:

         o seeking to acquire desirable producing properties or new leases for future exploration;

         o        marketing our oil and natural gas production;

         o        integrating new technologies; and

         o acquiring the personnel, equipment and expertise necessary to develop and operate our properties.

         Many other companies have financial, technological and other resources substantially greater than our own. These companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, many of our competitors may enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Our ability to explore for oil and natural gas and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL AND SAFETY REGULATIONS, THAT CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

         Our operations and facilities are subject to certain Federal, state, tribal and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with environmental and other governmental regulations, such as:

         o        land use restrictions;

         o drilling bonds and other financial responsibility requirements;

         o        spacing of wells;

         o        unitization and pooling of properties;

         o habitat and endangered species protection, reclamation and remediation, and other environmental protection;

         o        safety precautions;

         o        operational reporting; and

         o        taxation.

         Under these laws and regulations, we could be liable for:

         o        personal injuries;

         o        property and natural resource damages;

         o        oil spills and releases or discharges of hazardous materials;

         o        well reclamation costs;

         o remediation and clean-up costs and other governmental sanctions, such as fines and penalties; and

         o        other environmental damages.

         Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

WE CANNOT CONTROL ACTIVITIES ON PROPERTIES WE DO NOT OPERATE. INABILITY TO FUND OUR CAPITAL EXPENDITURES MAY RESULT IN REDUCTION OR FORFEITURE OF OUR INTERESTS IN SOME OF OUR NON-OPERATED PROJECTS.

         Other companies operate approximately 30% of the net present value of our current reserves, and we have limited ability to exercise influence over operations for these properties or their associated costs. Upon completion of the Acquisition, other companies will operate approximately 21% of the net present value of our reserves. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of drilling and exploitation activities on properties operated by others, therefore, depend upon a number of factors that will be outside our control, including:

         o        timing and amount of capital expenditures;

         o        the operator's expertise and financial resources;

         o        approval of other participants in drilling wells; and

         o        selection of technology.

         Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

OUR BUSINESS INVOLVES MANY OPERATING RISKS THAT MAY RESULT IN SUBSTANTIAL LOSSES. INSURANCE MAY BE UNAVAILABLE OR INADEQUATE TO PROTECT US AGAINST THESE RISKS.

         Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

         o        fires;

         o        natural disasters;

         o        explosions;

         o        formations with abnormal pressures;

         o        casing collapses;

         o        embedded oilfield drilling and service tools;

         o uncontrollable flows of underground natural gas, oil and formation water;

         o        surface cratering;

         o        pipeline ruptures or cement failures; and

         o environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

         Any of these risks can cause substantial losses resulting from:

         o        injury or loss of life;

         o damage to and destruction of property, natural resources and equipment;

         o        pollution and other environmental damage;

         o        regulatory investigations and penalties;

         o        suspension of operations; and

         o        repair and remediation costs.

         As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

WE ARE VULNERABLE TO RISKS ASSOCIATED WITH OPERATING IN THE GULF OF MEXICO.

         Our operations and financial results could be significantly impacted by conditions in the Gulf of Mexico because we explore and produce extensively in that area. As a result of this activity, we are vulnerable to the risks associated with operating in the Gulf of Mexico, including those relating to:

         o        adverse weather conditions;

         o        oil field service costs and availability;

         o        compliance with environmental and other laws and regulations;

         o remediation and other costs resulting from oil spills or releases of hazardous materials; and

         o        failure of equipment or facilities.

         For example, in 2002, adverse weather conditions caused us to temporarily shut-in our offshore operations and reduce production, which resulted in a decline in production by 0.9 Bcf.

         In addition, we intend to conduct some of our exploration in the deep waters (greater than approximately 1,000 feet) of the Gulf of Mexico, where operations are more difficult and costly than in shallower waters. The deep waters in the Gulf of Mexico lack the physical and oilfield service infrastructure present in its shallower waters. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market our production, thereby increasing the risk involved with these operations.

         Further, production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects may be greater there than for our operations elsewhere. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

WE DEPEND UPON OUR MANAGEMENT TEAM AND OUR OPERATIONS REQUIRE US TO ATTRACT AND RETAIN EXPERIENCED TECHNICAL PERSONNEL.

         The successful implementation of our strategies and handling of other issues integral to our future success will depend, in part, on our experienced management team. The loss of members of our management team could have an adverse effect on our business. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced explorationists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

THE MARKETABILITY OF OUR PRODUCTION DEPENDS UPON FACTORS OVER WHICH WE MAY HAVE NO CONTROL.

         The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could adversely impact our ability to deliver the oil and natural gas we produce to market in an efficient manner, which could harm our financial condition and results of operations. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market oil and natural gas is affected and may be also harmed by:

         o Federal and state regulation of oil and natural gas production;

         o        transportation, tax and energy policies;

         o        changes in supply and demand; and

         o        general economic conditions.

OUR OIL AND GAS MARKETING ACTIVITIES MAY EXPOSE US TO CLAIMS FROM ROYALTY
OWNERS.

         In addition to marketing our oil and gas production, our marketing activities generally include marketing oil and gas production for royalty owners. Recently, royalty owners have commenced litigation against a number of companies in the oil and gas production business claiming that amounts paid for production attributable to the royalty owners' interest violated the terms of the applicable leases and laws in various respects, including the value of production sold, permissibility of deductions taken and accuracy of quantities measured. Some of this litigation was commenced as class action suits including two class action suits filed against Westport involving some of our Wyoming properties. Although we believe payments, if any, that we are required to make under existing litigation would not have a material impact on our financial condition, our liability relating to the marketing of oil and gas may increase as new cases are decided and the law in this area continues to develop.

RISKS RELATED TO THIS OFFERING

IF OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

         Our revenues and operating results may in the future vary significantly from quarter to quarter. If our quarterly results fluctuate, it may cause our stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

         o        changes in oil and gas prices;

         o        changes in production levels;

         o        changes in governmental regulations and taxes;

         o        geopolitical developments;

         o        the level of foreign imports of oil and natural gas; and

         o conditions in the oil and natural gas industry and the overall economic environment.

         Because of the factors listed above, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

OUR PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK, GIVING THEM A CONTROLLING INFLUENCE OVER CORPORATE TRANSACTIONS AND OTHER MATTERS.

         Our principal stockholders, including Westport Energy LLC, ERI Investments, Inc., an affiliate of Equitable Resources Corp., and the Belfer Group, a group of former stockholders of Belco, together beneficially own approximately 53% of our outstanding common stock. Accordingly, these stockholders, acting together through a shareholders agreement, are able to control the outcome of the election of directors, as well as, if they choose to act together, the adoption or amendment of provisions in our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. These factors may also delay or prevent a change in our management or voting control.

WE HAVE NOT PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any future dividends on our common stock is currently prohibited by our credit agreement and may be similarly restricted in the future.

OUR ARTICLES OF INCORPORATION CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF WESTPORT.

         Our articles of incorporation authorize the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

         In addition, some provisions of our articles of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

         o a board that is divided into three classes, which are elected to serve staggered three-year terms;

         o provisions under which generally only our chairman, president or secretary may call a special meeting of the stockholders;

         o provisions that permit our board of directors to increase the number of directors up to 15 directors and to fill these positions without a vote of the stockholders; and

         o provisions under which stockholder action may be taken only at a stockholders meeting and not by written consent of the stockholders.

These provisions may have the effect of discouraging takeovers, even if the change of control might be beneficial to our stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

         As of December 17, 2002, we had 66,786,546 shares of common stock issued and outstanding. In addition to shares sold to non-affiliates in our initial public offering and shares eligible for sale under Rule 144(k) of the Securities Act, all of which are freely tradable, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable.

         In addition, some of our current stockholders have "demand" and/or "piggyback" registration rights in connection with future offerings of our common stock. "Demand" rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. "Piggyback" rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement.

                                    BUSINESS

OVERVIEW

         We are an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the United States. Our reserves and operations are concentrated in the following divisions:
Uinta, which includes the Acquired Properties in the Uinta Basin; Northern, which primarily includes properties in North Dakota and Wyoming; Southern, which primarily includes properties in Oklahoma, Texas and Louisiana; and Gulf of Mexico, which includes our offshore properties. We focus on maintaining a balanced portfolio of lower-risk, long-life onshore reserves and higher-margin offshore reserves to provide a diversified cash flow foundation for our exploitation, acquisition and exploration activities.

RECENT DEVELOPMENTS

         THE PRIVATE EQUITY OFFERING

         On November 19, 2002, we completed a private equity offering, also referred to as the Private Equity Offering, of 3.125 million shares of our common stock to Spindrift Partners, L.P., Spindrift Investors (Bermuda) L.P., Global Natural Resources III and Global Natural Resources III L.P., the selling stockholders in this offering, at a net price to us of $16.00 per share for aggregate proceeds of $50 million. The purchasers may not sell this common stock until 90 days after the closing of the Private Equity Offering and may be prohibited from selling this common stock at our option for up to 187 days in the event we pursue a public equity offering during the next two years. The terms of the sale were negotiated on November 11, 2002 and the net price represents a 9% discount from the closing price of our common stock on the New York Stock Exchange as of that date.

         In connection with the Private Equity Offering, we agreed to file as soon as practicable, but in any event by January 3, 2003, this shelf registration statement registering the resale by the selling stockholders from time to time of the common stock we issued in the Private Equity Offering. We also agreed to use our reasonable best efforts to cause the registration statement to become effective within 90 days of the closing of the Private Equity Offering. In addition, we agreed to keep such registration statement effective until the earlier of (1) the date on which all of the shares have been
(a) sold under the registration statement or (b) distributed pursuant to Rule 144(k) under the Securities Act or (2) two years after the date of the stock purchase agreement. We have the right to suspend the availability of the registration statement in a number of circumstances, including the issuance of a stop order by the SEC, the occurrence of a material event that would cause the registration statement to contain a material misstatement or omission, or on one occasion, in connection with a registration statement for an underwritten public offering. We agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

         UINTAH COUNTY, UTAH OIL AND GAS PROPERTIES ACQUISITION

         On December 17, 2002, effective as of June 1, 2002, we acquired from El Paso Corporation and certain of its affiliates, producing properties, undeveloped leaseholds, gathering and compression facilities and other related assets in the Greater Natural Buttes area of Uintah County, Utah for approximately $510 million including purchase price adjustments. The Acquisition was funded by the Offerings. The Acquisition establishes a new core area and has the following attributes:

         o increases our proved reserves by approximately 57%, or 603 Bcfe, replacing approximately 465% of our estimated 2002 production and giving us nearly 1 Tcfe of proved reserves in the Rocky Mountains;

         o raises current production in excess of 20%, to approximately 417 Mmcfe/d, placing us among the top 20 largest domestic independent exploration and production companies based on third quarter 2002 daily production;

         o adds long-life, operated gas properties with a reserves to production ratio of 21 years, extending our overall reserve life index from approximately seven years to approximately 11 years and increasing the gas portion of both our proved reserves and production to 68%;

         o contains upside potential with over 600 proved undeveloped locations and approximately 900 additional drilling opportunities;

         o provides exploration opportunities on over 240,000 net acres of leasehold, including targets outside the producing areas and deeper formations within the producing areas; and

         o allows us to control the gathering and marketing of our natural gas from the Acquired Properties and affords us access to interstate pipelines flowing east, such as Colorado Interstate Gas, and west, such as Kern River.

         REPLACEMENT CREDIT FACILITY

         Concurrently with the closing of the Acquisition, we entered into a credit facility with JPMorgan Chase Bank and Credit Suisse First Boston, referred to as the Replacement Credit Facility, to replace the then existing revolving credit facility. The Replacement Credit Facility provides for a maximum committed amount of $600 million and an initial borrowing base of approximately $470 million. The facility matures on December 16, 2006 and contains covenants and default provisions customary for similar credit facilities. We used the available borrowings under the Replacement Credit Facility to refinance all outstanding indebtedness under the then existing revolving credit facility and to pay general corporate expenses.

         Advances under the Replacement Credit Facility are in the form of either an ABR loan or a Eurodollar loan. The interest on an ABR loan is a fluctuating rate based upon the highest of: (1) the rate of interest announced by JPMorgan Chase Bank as its prime rate; (2) the secondary market rate for three-month certificates of deposits plus 1%; and (3) the Federal funds effective rate plus 0.5%, plus in each case a margin of 0% to 0.625% based upon the ratio of total debt to EBITDAX and the ratings of our senior unsecured debt as issued by Standard and Poor's Rating Group and Moody's Investors Service, Inc. EBITDAX is defined as net income plus interest expense, income tax expense, and amounts attributable to depreciation, depletion, exploration, amortization and other non-cash charges and expenses, but excluding changes in value of certain hedging instruments and extraordinary or nonrecurring gains or losses, subject to certain other specified adjustments. The interest on a Eurodollar loan is a fluctuating rate based upon the rate at which Eurodollar deposits in the London interbank market are quoted plus a margin of 1.000% to 1.875% based upon the ratio of total debt to EBITDAX and the ratings of our senior unsecured debt as issued by Standard and Poor's Rating Group and Moody's Investors Service, Inc.

         As of December 17, 2002, we had borrowings and letters of credit issued of approximately $96 million outstanding under the Replacement Credit Facility, with a weighted average interest rate of 3.3% and available unused borrowing capacity of approximately $374 million.

         8 1/4% SENIOR SUBORDINATED NOTES DUE 2011

         Concurrently with the closing of the Acquisition, we issued $300 million in additional principal amount of our 8 1/4% Senior Subordinated Notes Due 2011, the New Notes, pursuant to Rule 144A under the Securities Act. The New Notes are additional debt securities under an indenture pursuant to which, on November 5, we issued $275 million of our 8 1/4% Senior Subordinated Notes Due 2011, the Initial Notes. The Initial Notes and the New Notes constitute a single class of debt securities under the indenture and are collectively referred to as the Notes. The Notes are senior subordinated unsecured obligations of Westport and are fully and unconditionally guaranteed on a senior subordinated basis by some of our existing and future restricted subsidiaries. The Notes mature on November 1, 2011. We pay interest on the Notes semiannually on May 1 and November 1. Our first interest payment on the New Notes will be May 1, 2003. We used the proceeds from the sale of the New notes to finance, in part, the Acquisition. We are entitled to redeem the Notes in whole or in part on or after November 1, 2006 for the redemption price set forth in the Notes. Prior to November 1, 2006, we are entitled to redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount of the Notes plus a premium. There is no sinking fund for the Notes. We have agreed to file and exchange offer registration statement or, under certain circumstances, a shelf registration statement pursuant to a registration rights agreement relating to the New Notes. In the event we fail to comply with some of our obligations under the registration rights agreement, we will pay additional interest on the New Notes. We expect that the New Notes will be eligible for trading in The Portal(SM) Market, a subsidiary of The Nasdaq Stock Market, Inc.

         SHELF OFFERING

         On December 16, 2002, we closed a public offering of 11,500,000 shares of common stock at a price of $19.90 per share, which includes 1,500,000 shares covered by an over-allotment option we granted to, and which was excised by, the underwriters. We received net proceeds of approximately $216.2 million, which we used to finance, in part, the Acquisition.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In October 2001, we entered into a letter agreement with Dominick J. Golio whereby Mr. Golio would, after cessation of his employment, continue to assist us in certain pending litigation. As compensation, we agreed to pay Mr. Golio 7 1/2% of our total net recovery, if any, in the litigation. The suit was settled in September 2002, and we are in discussions regarding the calculation of total net recovery as defined in the letter agreement. We estimate the amount due Mr. Golio under the letter agreement to be approximately $150,000.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our authorized capital stock consists of 80 million shares of stock, including:

         o 70 million shares of common stock, $0.01 par value per share, of which 66,786,546 shares were issued and outstanding as of December 17, 2002, and 33,617 shares of common stock which were held in treasury; and

         o 10 million shares of preferred stock, $0.01 par value per share, of which 4.37 million shares have been designated as 6 1/2% convertible preferred stock through the filing of that certain Certificate of Designations with the Nevada Secretary of State on March 6, 1998, of which 2,930,000 shares are currently issued and outstanding.

COMMON STOCK

         This section describes the general terms of our common stock. For more detailed information, you should refer to our amended articles of incorporation and second amended and restated bylaws, copies of which have been filed with the SEC, as well as our amendment to registration statement on Form 8-A filed with the SEC on August 31, 2001. These documents are also incorporated by reference into this prospectus.

         Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Our common stock does not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. If we liquidate, dissolve, or wind up our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

PREFERRED STOCK

         Subject to the Nevada Revised Statutes, our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

         o        the designation of the series;

         o        the number of shares within the series;

         o whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

         o the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

         o whether the shares are redeemable, the redemption price and the terms of redemption;

         o the amount payable to you for each share you own if we dissolve or liquidate;

         o whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

         o any restrictions on issuance of shares in the same series or any other series;

         o        voting rights applicable to the series of preferred stock; and

         o        any other rights, preferences or limitations of such series.

         Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

ANTITAKEOVER PROVISIONS

         LIMITATION ON DIRECTORS' LIABILITY

         Our articles of incorporation provide that our directors will not be personally liable to Westport or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

         o for any breach of the director's duty of loyalty to Westport or our stockholders;

         o for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

         o for unlawful distributions as provided in Section 78.300 of the Nevada Revised Statutes; or

         o for any transaction from which the director derived an improper personal benefit.

         In addition, we have entered into indemnification agreements with our directors pursuant to which we will indemnify our directors to the fullest extent authorized or permitted by Nevada law as it exists now or may hereafter be amended.

         The inclusion of the provision in our articles of incorporation and the indemnification agreements may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Westport and our stockholders.

         SECTIONS 78.411 TO 78.444 OF THE NEVADA REVISED STATUTES

         Sections 78.411 to 78.444 of the Nevada Revised Statutes, or NRS, prohibit a defined set of transactions between a Nevada corporation, such as Westport, and an "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 10% or more of the outstanding voting shares of a Nevada corporation. This provision may prohibit combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term "combination" is broadly defined to include mergers, asset sales, issuance of stock and other actions resulting in a financial benefit to the interested stockholder. A Nevada corporation may "opt out" of NRS Sections 78.411 to 78.444, inclusive, with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of its disinterested outstanding voting shares. We have "opted out" of the provisions of NRS Sections 78.411 to 78.444, inclusive.

         SPECIAL CHARTER AND BYLAW PROVISIONS

         Our bylaws contain provisions requiring that advance notice be delivered to Westport of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice must be delivered between 70 and 90 days before the meeting or no later than the 10th day after the first public announcement of the date is made. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our articles of incorporation provide that the number of directors shall not be less than one nor more than 15 and provide for a classified board of directors, consisting of three classes as nearly equal in number as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class.

         Our articles of incorporation provide that stockholders may not act by written consent in lieu of a meeting. Our bylaws provide that special meetings of the stockholders may be called only by our chairman of the board, president and secretary, provided, however, that if a stockholder has the power pursuant to our second amended and restated shareholders agreement to nominate at least two directors, any director nominated by such stockholder may call a special meeting of the stockholders. Our bylaws may be amended by our board of directors or by the affirmative vote of the holders of a majority of the aggregate voting power of our outstanding capital stock entitled to vote, provided, however, that any amendment relating to the ability of a director to call a special meeting of the stockholders or a special meeting of the board of directors requires the approval of not less than two-thirds of all members of the board of directors so long as each stockholder subject to the second amended and restated shareholders agreement has the right to designate at least two directors; and further, any amendment relating to actions requiring supermajority approval or self-interested transactions requires the affirmative vote of the holders of two-thirds of the aggregate voting power of our outstanding capital stock entitled to vote or the unanimous vote of all members of the board of directors.

         The foregoing provisions of our articles of incorporation and our bylaws could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

REGISTRATION RIGHTS

         Under the terms of the Second Amended and Restated Shareholders Agreement between us and the holders of approximately 35,586,730 shares of common stock, such holders are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which certain holders may require us on up to two occasions and certain holders may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested demand registration within six months following a previous demand registration.

         In addition, in connection with the Private Equity Offering, we agreed to file as soon as practicable, but in any event by January 3, 2003, this shelf registration statement registering the resale by the selling stockholders from time to time of the common stock we issued in the Private Equity Offering.

TRANSFER AGENT AND REGISTRAR

         Computershare Trust Company, Inc. serves as the registrar and transfer agent for our common stock and preferred stock.

STOCK EXCHANGE LISTING

         Our common stock and 6 1/2% convertible preferred stock is listed on the New York Stock Exchange. The trading symbol for our common stock on this exchange is "WRC" and the trading symbol for our 6 1/2% convertible preferred stock is "WRCPR."

                              SELLING STOCKHOLDERS

         The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming all shares covered by this registration statement are sold. However, because each selling stockholder may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that a selling stockholder may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by a selling stockholder and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by a selling stockholder. Pursuant to the rules of the SEC, in calculating percentage ownership, shares issuable upon exercise of options or warrants or conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of persons beneficially owning such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                                                                 SHARES
                                                                                 COVERED
                                                                                 BY THIS          BENEFICIAL OWNERSHIP
                                               BENEFICIAL OWNERSHIP PRIOR      REGISTRATION          AFTER THE SHARES
                                                  TO THE REGISTRATION           STATEMENT               ARE SOLD (2)
                                              ----------------------------     ------------    ----------------------------
                    NAME                         NUMBER        PERCENT (1)                        NUMBER        PERCENT (1)
                    ----                      ------------    ------------                     ------------    ------------
Spindrift Partners, L.P. (3) .............       1,425,000             2.1%       1,425,000              --              --
Spindrift Investors (Bermuda) L.P. (3) ...       1,225,000             1.8%       1,225,000              --              --
Global Natural Resources III (3) .........         455,000               *          455,000              --              --
Global Natural Resources III L.P. (3) ....          20,000               *           20,000              --              --
                                              ------------    ------------     ------------    ------------    ------------
   Total .................................       3,125,000             4.7%       3,125,000              --              --
                                              ============    ============     ============    ============    ============

----------
*        Less than 1%

(1) We have calculated the percentage of issued and outstanding shares of common stock held by each individual and group based on 66,786,546 shares of common stock issued and outstanding as of December 17, 2002, which does not include 33,617 shares of common stock held in treasury.

(2) We have assumed all shares of common stock set forth in this registration statement have been sold.

(3) Wellington Management Company, LLP is the investment manager of each selling stockholder and has dispositive power over the shares of common stock owned by each selling stockholder.

                              PLAN OF DISTRIBUTION

         The selling stockholders may effect from time to time sales of the common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the common stock may be sold by one or a combination of several of the following methods:

         o        ordinary brokerage transactions;

         o an underwritten public offering in which one or more underwriters participate;

         o put or call options transactions or hedging transactions relating to the common stock;

         o        short sales;

         o purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

         o        "block" sale transactions; and

         o        privately negotiated transactions.

         The common stock will be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by any selling stockholder and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholder and the purchasers of the common stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that any selling stockholder has any definitive selling arrangement with any underwriters, broker-dealer or agent.

         Selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 of the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of such rule.

         Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this prospectus may be considered to be an "underwriter" within the meaning of the Securities Act of 1933 and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

         We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common shares hereunder other than expenses incident to the delivery of the common stock to be sold by the selling stockholders. Any transfer taxes payable on any shares and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the selling stockholders.

         In order to comply with various states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         We have agreed to indemnify the selling stockholders and their respective employees, affiliates and nominees against liabilities relating to the registration statement, including liabilities under the Securities Act and the Securities Exchange Act. Each of Spindrift Partners, L.P., Spindrift Investors (Bermuda) L.P., Global Natural Resources III and Global Natural Resources III L. P. has agreed to indemnify us and any control persons against liabilities relating to any information given to us by such parties in writing for inclusion in the registration statement, including liabilities under the Securities Act and the Securities Exchange Act.

                                  LEGAL MATTERS

         Woodburn and Wedge, Reno, Nevada is passing on the validity of the securities to be offered by this prospectus.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         Our consolidated financial statements as of December 31, 2001 and for the year then ended have been included in and incorporated by reference in this prospectus in reliance upon the report of Arthur Andersen LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

         After reasonable efforts, however, we have been unable to obtain Arthur Andersen's written consent to the inclusion in and incorporation by reference of our consolidated financial statements into this prospectus.

         Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the incorporation by reference of our consolidated financial statements into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements or any omissions to state a material fact required to be stated therein.

         The combined statements of revenues and direct operating expenses for certain oil and gas properties and gathering assets of El Paso Corporation for the nine months ended September 30, 2002 and the year ended December 31, 2001 and 2000 have been included or incorporated by reference in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein.

                         INDEPENDENT PETROLEUM ENGINEERS

         Estimated quantities of our oil and natural gas reserves and the present value of such reserves as of September 30, 2002 are based upon reserve reports prepared by Westport's engineering staff. At December 31, 2001, Ryder Scott Company, L.P. audited 87% of the total net present value of estimates of total proved reserves and the remaining 13% of net present value of the reserves was unaudited. Estimates of total proved reserves at December 31, 2000 were prepared by Ryder Scott and Netherland, Sewell and Associates, Inc. and our engineering staff. The Ryder Scott and Netherland Sewell reports covered approximately 85% of the total net present value of the reserves, and the internally generated report covered the remaining 15% of the net present value. Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc. are independent consulting petroleum engineers and certain information with respect to the oil and natural gas reserves is derived from their reports and have been incorporated by reference in this prospectus upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

         Certain information with respect to the oil and natural gas reserves associated with the Acquired Properties is derived from the reports of the Ryder Scott Company, L.P., independent consulting petroleum engineers, and has been included in this prospectus supplement upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at:

         o the public reference room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549; and

         o the public reference facility at the SEC's regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and on our web site at http://www.westportresourcescorp.com. Reports and other information concerning us can also be inspected at the offices of the New York stock Exchange, 20 Broad Street, New York, New York 10005.

         Our common stock and 6 1/2% convertible preferred stock are listed on the New York Stock Exchange under the trading symbols "WRC" and "WRCPR," respectively.

         The information included in the following documents is incorporated by reference and is considered to be part of this prospectus. The most recent information that we filed with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

         o the description of our common stock contained in our amendment to registration statement on Form 8-A as filed with the SEC on August 31, 2001;

         o the description of our 6 1/2% convertible preferred stock contained in our amendment to registration statement on Form 8-A as filed with the SEC on August 31, 2001;

         o Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed by us on March 19, 2002;

         o        Current Report on Form 8-K filed by us on April 15, 2002;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed by us on May 13, 2002;

         o Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed by us on August 14, 2002;

         o Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed by us on November 8, 2002;

         o        Current Report on Form 8-K filed by us on November 7, 2002;

         o        Current Report on Form 8-K filed by us on December 2, 2002;

         o Current Report on Form 8-K filed by us on December 2, 2002, as amended by the Current Report on Form 8-K/A as filed with the SEC on December 12, 2002, as further amended by the Current Report on Form 8-K/A as filed with the SEC on December 27, 2002; and

         o        Current Report on Form 8-K filed by us on December 12, 2002.

         We also incorporate by reference each of the documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold.

         You may request copies of these documents, at no cost, by telephoning or writing us at: Westport Resources Corporation, 1670 Broadway, Suite 2800, Denver, Colorado 80202-4800 (Telephone number: (303) 573-5404), Attention:
Investor Relations.

                      GLOSSARY OF OIL AND NATURAL GAS TERMS

         The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this prospectus:

         ASP FLOOD. A tertiary recovery technique that includes injection of a mixture of chemicals into the producing reservoir designed to aid in the efficiency of producing the oil in place, thus increasing ultimate produced reserves.

         BASIS DIFFERENTIAL. The difference between oil and natural gas prices quoted on the NYMEX and the prices we receive at the locations we deliver our produced oil and natural gas.

         bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

         bbl/d. One stock tank barrel of oil or other liquid hydrocarbons per day.

         bcfe. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

         CO(2) FLOODING OR INJECTION. A tertiary recovery technique in which CO(2) is used as the injectant.

         COMPLETION. The installation of permanent equipment for the production of oil or natural gas.

         DELAY RENTALS. Fees paid to the owner of the oil and natural gas lease prior to the commencement of production.

         DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

         DEVELOPMENT WELL. A well drilled within or in close proximity to an area of known production targeting existing reservoirs.

         EXPLORATORY WELL. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

         FINDING AND DEVELOPMENT COSTS. Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

         GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which we have a working interest.

         HORIZONTAL DRILLING. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

         INFILL DRILLING. A drilling operation in which one or more development wells is drilled within the proven boundaries of a field between two or more other wells.

         INJECTOR WELL OR INJECTOR. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

         Mbbl. One thousand barrels of oil or other liquid hydrocarbons.

         Mcf. One thousand cubic feet of natural gas.

         Mcfe. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

         Mmbbl. One million barrels of oil or other liquid hydrocarbons.

         Mmbtu. One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

         Mmbtu/d. One million British thermal units per day.

         Mmcf. One million cubic feet of natural gas.

         Mmcfe. One million cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

         Mmcfe/d. One million cubic feet equivalent of natural gas per day, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

         NET ACRES OR NET WELLS. Gross acres or wells multiplied, as the case may be, by the percentage working interest owned by us.

         NET PRODUCTION. Production that is owned, less royalties and production due others.

         NET UNRISKED RESERVES. Proved reserves which are owned, less royalties.

         NYMEX. New York Mercantile Exchange.

         OIL. Crude oil or condensate.

         OPERATING INCOME. Gross oil and natural gas revenue less applicable production taxes and lease operating expense.

         OPERATOR. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

         PRESENT VALUE OF FUTURE NET REVENUES OR PRESENT VALUE, OR PV10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

         PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         PROVED RESERVES. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

         ROYALTY. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

         2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

         3-D SEISMIC. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

         Tcf. One trillion cubic feet of natural gas.

         TERTIARY RECOVERY. An enhanced recovery operation that normally occurs after waterflooding in which chemicals or gasses are used as the injectant.

         UNDEVELOPED ACREAGE. Acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well.

         WATERFLOOD. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

         WORKING INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                                   ----------

                        3,125,000 SHARES OF COMMON STOCK



                                 [WESTPORT LOGO]



                         WESTPORT RESOURCES CORPORATION







                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

















                          _______________________, 2003

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby, all of which will be paid for by Westport:

     SEC registration fee.................................................    $     6,072
     Accounting fees and expenses.........................................    $     2,500
     Blue Sky fees and expenses...........................................    $     1,000
     Legal fees and expenses..............................................    $    25,000
     Printing.............................................................    $     5,000
     Miscellaneous........................................................    $       428
                                                                              -----------

              TOTAL ......................................................    $    40,000
                                                                              ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Nevada Revised Statutes, or the NRS, provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to:

         o any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

         o any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NRS also permits the registrant to purchase and maintain insurance on behalf of the registrant's directors and officers against any liability arising out of their status as such, whether or not the registrant would have the power to indemnify him or her against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

         Our articles of incorporation eliminate a director's personal liability to Westport or its stockholders for damages for breach of fiduciary duty as a director, unless a director is engaged in (a) any breach of the director's duty of loyalty to Westport or its stockholders, (b) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; (c) the payment of illegal distributions, or (d) any transaction from which the director derived an improper personal benefit.

         Subject to the foregoing, our articles of incorporation provide that we will indemnify, to the maximum extent permitted by the NRS, any officer or director of Westport, or any person serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding brought by third parties. In a derivative action, i.e., one by or in the right of the corporation, indemnification will be made, to the maximum extent permitted by the NRS, only for expenses (including attorney's fees) actually and reasonably incurred by such persons in connection with the defense or settlement of any action or suit to procure a judgment in our favor. To the extent that a present or former director or officer of Westport has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such person in connection therewith.

         These expenses will be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by a director or officer to repay the advanced amount if it is ultimately determined that such person is not entitled to be indemnified by us pursuant to the NRS or our articles of incorporation. The indemnification and advancement of expenses will not be deemed exclusive of any other rights to which any director or officer of Westport seeking indemnification or advancement of expenses may be otherwise entitled.

         Our articles of incorporation also permit us to purchase and maintain insurance on behalf of any person who is or was a director or officer of Westport, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability incurred by such person in any such capacity or arising out of such person' status as officer or director regardless of our power to indemnify such person under the provision of the NRS or articles of incorporation.

         We have entered into indemnification agreements with our directors and officers. The agreements provide for indemnification of each such person to the fullest extent authorized or permitted by Nevada law as it exists now or may hereafter be amended or changed. Subsequent amendments or changes in Nevada law affecting indemnification rights will govern the agreements only to the extent the amendments or changes in law authorize or permit broader indemnification protections that those permitted prior to such amendments or changes.

         Pursuant to the agreements, we also agreed to pay on behalf of each indemnitee expenses incurred by such indemnitee by reason of the fact that the person is or was a director or officer of Westport, provided that such person is otherwise entitled to indemnification. If it is ultimately determined that such director or officer is not entitled to indemnification, any advances made by us to such person will be interest-free. We also agreed to maintain directors' and officers' liability insurance in reasonable amounts from established and reputable insurers for as long as such directors or officers continue to serve in such capacity or remain subject to liability as a result of their service as our directors or officers.

         In addition, we will pay expenses and fees of separate counsel for each individual defendant in any indemnification proceeding where there are conflicts of interest among defendants. In the event of a change in control of Westport, each indemnitee also has a right to select independent counsel, subject to the company's approval, which may not be unreasonably withheld. The independent counsel will determine the rights of such indemnitee to indemnification and payment of expenses provided by the indemnification agreement, the standard of conduct applicable to the indemnitee and the reasonableness of amounts claimed by such indemnitee. Westport will pay reasonable expenses and fees of such counsel.

         Pursuant to the merger agreement dated as of June 8, 2001, entered into with Belco Oil & Gas Corp., or Belco, we are obligated, for six years after the effective time of the merger with Belco, to indemnify, defend and hold harmless each person who has been at any time prior to the effective time of the merger, an officer or director of Westport, Belco or any of their respective subsidiaries who acted as a fiduciary under any of Old Westport's Benefit Plans or Belco's Benefit Plans (each as defined in the merger agreement) against all losses, claims, damages, liabilities, fees and expenses arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the effective time of the merger to the full extent permitted under Nevada law or our articles of incorporation and bylaws and Old Westport's and Belco's written indemnification agreements in effect as of June 8, 2001. Any determination of whether a person's conduct complies with the required standard will be made by the independent counsel acceptable to both Westport and the indemnified party.

         Pursuant to the merger agreement, we also maintain Westport's and Belco's directors' and officers' liability insurance policies in effect as of the effective time of the merger for a period of not less than six years after the effective time of the merger, but only to the extent related to actions or omissions prior to the effective time of the merger, subject to certain provisions.

         Pursuant to the second amended and restated shareholders' agreement, dated July 20, 2001, between Westport, ERI Investments, Inc., or ERI, Westport Energy LLC, or WELLC, and a group of former stockholders of Belco, also known as the Belfer Group, we have agreed to indemnify ERI, WELLC, the Belfer Group and each of their directors, officers and controlling persons to the extent permitted by law against any losses, claims, damages or liabilities to which such person may become subject under the Securities Act that arise out of any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be contained in a registration statement, prospectus, application or other documentation to be filed with the SEC.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers of controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

     The following Exhibits are filed as part of this Registration Statement:

      EXHIBIT
       NUMBER                             EXHIBITS

         *2.1 Stock Purchase Agreement, dated November 15, 2002, by and among Westport Resources Corporation and Spindrift Partners, L.P., Spindrift Investors (Bermuda) L.P., Global Natural Resources III and Global Natural Resources III L.P.

         4.1 Amended Articles of Incorporation of Westport (incorporated by reference to Exhibit 3.1 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.2 Second Amended and Restated Bylaws of Westport (incorporated by reference to Exhibit 3.2 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31,
                  2001).

         4.3 Specimen Certificate for shares of Common Stock of Westport (incorporated by reference to Exhibit 4.1 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.4 Specimen Certificate for shares of 6 1/2% Convertible Preferred Stock of Westport (incorporated by reference to Exhibit 4 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.5 Second Amended and Restated Shareholders Agreement dated July 20, 2001 among Westport, Belco, ERI, WELLC and certain stockholders named therein (incorporated by reference to Exhibit 4.2 to Belco's Registration Statement on Form S-4/A (Registration No. 333-64320), filed with the SEC on July 24,
                  2001).

         4.6 Indenture, dated as of November 5, 2001, among Westport, subsidiary guarantors from time to time party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.4 to Westport's Registration Statement on Form S-4 (Registration No. 333-77060), filed with the SEC on January 18, 2002).

         4.7 First Supplemental Indenture, dated as of December 31, 2001, among Westport, existing subsidiary guarantors party thereto, new subsidiary guarantors named therein and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.5 to Westport's Registration Statement on Form S-4 (Registration No. 333-77060), filed with the SEC on January 18, 2002).

         4.8 Indenture, dated as of September 23, 1997, among Belco, as issuer, and The Bank of New York, as trustee (incorporated by reference from Exhibit 4.1 of Belco's Registration Statement on Form S-4 (Registration No. 333-37125), filed with the SEC on February 6, 1996).

         4.9 Supplemental Indenture dated as of February 25, 1998 between Coda Energy, Inc., Diamond Energy Operating Company, Electra Resources, Inc., Belco Operating Corp., Belco Energy L.P., Gin Lane Company, Fortune Corp., BOG Wyoming LLC and Belco Finance Co. (individually, the Subsidiary Guarantors), a subsidiary of Belco, and The Bank of New York, a New York banking corporation (as Trustee) amending the Indenture filed as
                  Exhibit 4.2 above (incorporated by reference from Exhibit 4.3 of Belco's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the SEC on March 26,
                  1998).

         4.10 Second Supplemental Indenture, dated as of August 21, 2001, among Westport, certain subsidiary guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.3 to Westport's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001).

         4.11 Third Supplemental Indenture, dated as of December 31, 2001, among Westport, existing subsidiary guarantors party thereto, new subsidiary guarantors named therein and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.10 to Westport's Registration Statement on Form S-4 (Registration No. 333-77060), filed with the SEC on January 18, 2002).

         4.12 Certificate of Designations of 6 1/2% Convertible Preferred Stock dated March 5, 1998 (incorporated by reference from
                  Exhibit 4.1 of Belco's Current Report on Form 8-K, filed on March 11, 1998).

         4.13     Form of 8 1/4% Note (contained in the Indenture listed as
                  Exhibit 4.6 above) (incorporated by reference to Exhibit 4.4 to Westport's Registration Statement on Form S-4 (Registration No. 333-77060), filed with the SEC on January 18, 2002).

         4.14     Form of 8 7/8% Note (contained in the Indenture listed as
                  Exhibit 4.8 above) (incorporated by reference to Exhibit 4.1 to Belco's Registration Statement on Form S-4 (Registration No. 333-37125), filed with the SEC on February 6, 1996).

         4.15 Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to Westport's Amendment No. 1 to Form S-3 filed with the SEC on December 23, 1997).

         4.16 Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.2 to Westport's Amendment No. 1 to Form S-3 filed with the SEC on December 23,
                  1997).

         *5       Opinion of Woodburn and Wedge.

         *23.1    Consent of Woodburn and Wedge (included in Exhibit 5).

         *23.2    Consent of Netherland, Sewell & Associates, Inc.

         *23.3    Consent of Ryder Scott Company, L.P.

         *23.4    Consent of Miller and Lents, Ltd.

         *23.5    Consent of KPMG LLP.

         *24 Power of Attorney (included on the signature page of this Registration Statement).

----------
         * Filed herewith.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that the in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant further hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 31, 2002.

                                       WESTPORT RESOURCES CORPORATION



                                       By: /s/ DONALD D. WOLF
                                           ---------------------------------
                                           Donald D. Wolf
                                           Chairman of the Board and
                                           Chief Executive Officer


                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Donald D. Wolf, Barth E. Whitham and Lon McCain, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits and other documents relating thereto, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on December 31, 2002.


             Signature                                               Title
             ---------                                               -----

/s/ DONALD D. WOLF                             Chairman of the Board and Chief Executive Officer
---------------------------------------                  (Principal Executive Officer)
     Donald D. Wolf


/s/ LON MCCAIN                                    Vice President, Chief Financial Officer and
---------------------------------------             Treasurer (Principal Financial Officer)
       Lon McCain


/s/ KENNETH D. ANDERSON                                   Vice President - Accounting
---------------------------------------                 (Principal Accounting Officer)
   Kenneth D. Anderson


/s/ ROBERT A. BELFER                                               Director
---------------------------------------
    Robert A. Belfer


/s/ LAURENCE D. BELFER                                             Director
---------------------------------------
   Laurence D. Belfer

/s/ JAMES M. FUNK                                                  Director
---------------------------------------
      James M. Funk


/s/ ROBERT A. HAAS                                                 Director
---------------------------------------
     Robert A. Haas

                                                                   Director
---------------------------------------
     Peter R. Hearl


/s/ MURRY S. GERBER                                                Director
---------------------------------------
    Murry S. Gerber


/s/ DAVID L. PORGES                                                Director
---------------------------------------
     David L. Porges


/s/ MICHAEL RUSSELL                                                Director
---------------------------------------
    Michael Russell


/s/ RANDY STEIN                                                    Director
---------------------------------------
       Randy Stein


/s/ WILLIAM F. WALLACE                                             Director
---------------------------------------
   William F. Wallace

                                  EXHIBIT INDEX

      EXHIBIT
       NUMBER                             EXHIBITS
      -------                             --------
         *2.1     Stock Purchase Agreement, dated November 15, 2002, by and
                  among Westport Resources Corporation and Spindrift Partners,
                  L.P., Spindrift Investors (Bermuda) L.P., Global Natural
                  Resources III and Global Natural Resources III L.P.

         4.1 Amended Articles of Incorporation of Westport (incorporated by reference to Exhibit 3.1 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.2 Second Amended and Restated Bylaws of Westport (incorporated by reference to Exhibit 3.2 to Westport's Registration
                  Statement on Form 8-A/A, filed with the SEC on August 31,
                  2001).

         4.3      Specimen Certificate for shares of Common Stock of Westport
                  (incorporated by reference to Exhibit 4.1 to Westport's
                  Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.4      Specimen Certificate for shares of 6 1/2% Convertible
                  Preferred Stock of Westport (incorporated by reference to Exhibit 4 to Westport's Registration Statement on Form 8-A/A, filed with the SEC on August 31, 2001).

         4.5      Second Amended and Restated Shareholders Agreement dated July
                  20, 2001 among Westport, Belco, ERI, WELLC and certain stockholders named therein (incorporated by reference to Exhibit 4.2 to Belco's Registration Statement on Form S-4/A
                  (Registration No. 333-64320), filed with the SEC on July 24,
                  2001).

         4.6 Indenture, dated as of November 5, 2001, among Westport, subsidiary guarantors from time to time party thereto and The
                  Bank of New York, as trustee (incorporated by reference to Exhibit 4.4 to Westport's Registration Statement on Form S-4
                  (Registration No. 333-77060), filed with the SEC on January
                  18, 2002).

         4.7 First Supplemental Indenture, dated as of December 31, 2001, among Westport, existing subsidiary guarantors party thereto, new subsidiary guarantors named therein and The Bank of New
                  York, as trustee (incorporated by reference to Exhibit 4.5 to Westport's Registration Statement on Form S-4 (Registration
                  No. 333-77060), filed with the SEC on January 18, 2002).

         4.8 Indenture, dated as of September 23, 1997, among Belco, as issuer, and The Bank of New York, as trustee (incorporated by reference from Exhibit 4.1 of Belco's Registration Statement on Form S-4 (Registration No. 333-37125), filed with the SEC on February 6, 1996).

         4.9      Supplemental Indenture dated as of February 25, 1998 between
                  Coda Energy, Inc., Diamond Energy Operating Company, Electra
                  Resources, Inc., Belco Operating Corp., Belco Energy L.P., Gin
                  Lane Company, Fortune Corp., BOG Wyoming LLC and Belco Finance
                  Co. (individually, the Subsidiary Guarantors), a subsidiary of Belco, and The Bank of New York, a New York banking corporation (as Trustee) amending the Indenture filed as
                  Exhibit 4.2 above (incorporated by reference from Exhibit 4.3 of Belco's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the SEC on March 26,
                  1998).

         4.10 Second Supplemental Indenture, dated as of August 21, 2001, among Westport, certain subsidiary guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.3 to Westport's Quarterly Report on
                  Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001).

         4.11 Third Supplemental Indenture, dated as of December 31, 2001, among Westport, existing subsidiary guarantors party thereto, new subsidiary guarantors named therein and The Bank of New
                  York, as trustee (incorporated by reference to Exhibit 4.10 to Westport's Registration Statement on Form S-4 (Registration
                  No. 333-77060), filed with the SEC on January 18, 2002).

         4.12     Certificate of Designations of 6 1/2% Convertible Preferred
                  Stock dated March 5, 1998 (incorporated by reference from
                  Exhibit 4.1 of Belco's Current Report on Form 8-K, filed on
                  March 11, 1998).

         4.13     Form of 8 1/4% Note (contained in the Indenture listed as
                  Exhibit 4.6 above) (incorporated by reference to Exhibit 4.4 to Westport's Registration Statement on Form S-4 (Registration
                  No. 333-77060), filed with the SEC on January 18, 2002).

         4.14     Form of 8 7/8% Note (contained in the Indenture listed as
                  Exhibit 4.8 above) (incorporated by reference to Exhibit 4.1 to Belco's Registration Statement on Form S-4 (Registration
                  No. 333-37125), filed with the SEC on February 6, 1996).

         4.15 Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to Westport's Amendment No. 1 to Form
                  S-3 filed with the SEC on December 23, 1997).

         4.16     Form of Indenture for Subordinated Debt Securities
                  (incorporated by reference to Exhibit 4.2 to Westport's
                  Amendment No. 1 to Form S-3 filed with the SEC on December 23,
                  1997).

         *5       Opinion of Woodburn and Wedge.

         *23.1    Consent of Woodburn and Wedge (included in Exhibit 5).

         *23.2    Consent of Netherland, Sewell & Associates, Inc.

         *23.3    Consent of Ryder Scott Company, L.P.

         *23.4    Consent of Miller and Lents, Ltd.

         *23.5    Consent of KPMG LLP.

         *24 Power of Attorney (included on the signature page of this Registration Statement).


----------
     * Filed herewith.